QuickLinks -- Click here to rapidly navigate through this document

Exhibit 3.1

AMENDMENT No. 2 to
RESTATED BYLAWS OF FOREST OIL CORPORATION
Dated as of October 17, 2003

ARTICLE VII—CERTIFICATES REPRESENTING SHARES

        Article VII of the Forest Oil Corporation Restated Bylaws dated as of February 14, 2001 shall be amended to include the following Section 6.

        Section 6.    Notwithstanding any provision of this Article VII to the contrary, the board of directors of the corporation, in its sole discretion, may provide by resolution that some or all of any or all classes and series of the corporation's shares shall be uncertificated shares, provided that such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Except as otherwise expressly provided by law, the rights and obligations of holders of uncertificated shares and the rights and obligations of the holders of certificates representing shares of the same class and series shall be identical. The board may further provide by resolution for the duties and responsibilities of the corporation's transfer agent concerning the issue, transfer and registration of uncertificated stock of the corporation, in addition to any other requirements under applicable law, the certificate of incorporation and these Bylaws.

QuickLinks

  Exhibit 3.1
AMENDMENT No. 2 to RESTATED BYLAWS OF FOREST OIL CORPORATION Dated as of October 17, 2003